Form 40-F
period 2021-07-31
BriaCell Therapeutics Corp.
filed 2021-10-29
CIK 1610820

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 40-F

☐	Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934

or

☒	Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended:	July 31, 2021	Commission File Number:	001-40101

BRIACELL THERAPEUTICS CORP.

(Exact name of registrant as specified in its charter)

British Columbia, Canada	2834	47-1099599
(Province or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

Suite 300 – 235 15th Street

West Vancouver, British Columbia V7T 2X1

Canada

(604) 921-1810

(Address and telephone number of registrant’s principal executive offices)

Paracorp Incorporated

2804 Gateway Oaks Drive #100,

Sacramento, CA 95833

Telephone: (888) 280-6563

(Name, address (including zip code) and telephone number (including area code) of agent for service in the United States)

Copies to: Gregory Sichenzia, Esq. Avital Perlman, Esq. Sichenzia Ross Ference LLP 1185 Avenue of Americas 31st Floor New York, NY 10036 Telephone: (212) 930-9700 Facsimile: (212) 930-9725	Copies to: Aaron Sonshine Bennett Jones LLP 3400 One First Canadian Place P.O. Box 130, Toronto, ON M5X 1A4 Telephone: (416) 777-6448 Facsimile: (416) 863-1716

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class:	Trading Symbol	Name of Each Exchange On Which Registered:
Common Shares, no par value Warrants to purchase common shares, no par value	BCTX BCTXW	NASDAQ Capital Market; NASDAQ Capital Market

Securities registered or to be registered pursuant to Section 12(g) of the Act: Not applicable

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: Not applicable For annual reports, indicate by check mark the information filed with this form:

☒ Annual Information Form	☒ Audited Annual Financial Statements

Indicate the number of outstanding shares of each of the registrant’s classes of capital or common stock as of the close of the period covered by the annual report: As of July 31, 2021, there were 15,269,583 common shares outstanding.

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days. ☒ Yes ☐ No

Indicate by check mark whether the Registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or such shorter period that the Registrant was required to submit such files). ☒ Yes ☐ No

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 12b-2 of the Exchange Act.

Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

DOCUMENTS INCORPORATED BY REFERENCE

The following documents of BriaCell Therapeutics Corp. (the “Registrant” or the “Company”) are filed as exhibits to this Annual Report and are hereby incorporated by reference herein:

●	the Registrant’s Annual Information Form for the year ended July 31, 2021;
●	the Registrant’s Audited Consolidated Financial Statements for the years ended July 31, 2021 and 2020, including the notes thereto, together with the report of the independent registered public accounting firm thereon; and
●	the Registrant’s Management’s Discussion and Analysis for the year ended July 31, 2021.

EXPLANATORY NOTE

The Company is a Canadian issuer eligible to file its annual report pursuant to Section 13 of the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”) on Form 40-F. The Company is a “foreign private issuer” as defined in Rule 3b-4 under the Exchange Act and Rule 405 under the Securities Act of 1933, as amended. Accordingly, the Company’s equity securities are exempt from Sections 14(a), 14(b), 14(c), 14(f) and 16 of the Exchange Act pursuant to Rule 3a12-3.

The Company is permitted, under a multi-jurisdictional disclosure system adopted by the United States, to prepare this Annual Report on Form 40-F in accordance with Canadian disclosure requirements, which are different from those of the United States.

The Company prepares its financial statements in accordance with International Financial Reporting Standards as issued by the International Financial Accounting Boards, and they may be subject to Canadian auditing and auditor independence standards. Accordingly, the financial statements of the Company incorporated by reference in this Annual Report may not be comparable to financial statements of United States companies.

CAUTIONARY STATEMENT REGARDING FORWARD LOOKING STATEMENTS

This Annual Report contains forward-looking statements that relate to the Company’s current expectations and views of future events. In some cases, these forward-looking statements can be identified by words or phrases such as “may”, “might”, “will”, “expect”, “anticipate”, “estimate”, “intend”, “plan”, “indicate”, “seek”, “believe”, “predict” or “likely”, or the negative of these terms, or other similar expressions intended to identify forward-looking statements. The Company has based these forward-looking statements on its current expectations and projections about future events and financial trends that it believes might affect its financial condition, results of operations, business strategy and financial needs. A number of factors could cause actual results to differ materially from a conclusion, forecast or projection contained in the forward-looking statements in this Annual Report and corresponding Annual Information Form (“AIF”), including, but not limited to, the following material factors:

●	a history of operating losses;

●	early stages of development;

●	lack of supporting clinical data;

●	unproven market;

●	ability to manage growth;

●	reliance on third parties;

●	pre-clinical studies and initial clinical trials are not necessarily predictive of future results;

●	raw materials and product supply;

●	the need for additional capital and access to capital markets;

●	dependence on key personnel;

●	unsuccessful acquisitions;

●	data security breaches;

●	ability to continue as a going concern;

●	manufacturing, pharmaceutical development, marketing capability, and commercialization;

●	litigation related to product liability;

●	business disruptions due to Covid-19;

●	developing, maintaining and protecting proprietary technologies;

●	intellectual property and litigation to protect it;

●	competition;

●	governmental regulation;

●	operation in foreign jurisdictions;

●	volatility in price and liquidity of the Company’s securities;

●	dilution;

●	difficulty in raising future capital;

●	the Company’s status as an Emerging Growth Company and a Foreign Private Issuer;

●	concentrated voting control;

●	becoming classified as a passive foreign investment company;

●	additional financings;

●	adverse reports by business analysts;

●	legislation delaying or preventing a change in control; and

●	difficulty enforcing civil liabilities.

Forward-looking statements are based on certain assumptions and analyses made by the Company in light of the experience and perception of historical trends, current conditions and expected future developments and other factors it believes are appropriate and are subject to risks and uncertainties. Although we believe that the assumptions underlying these statements are reasonable, they may prove to be incorrect, and we cannot assure that actual results will be consistent with these forward-looking statements. Given these risks, uncertainties and assumptions, any investors or users of this document should not place undue reliance on these forward-looking statements.

Whether actual results, performance or achievements will conform to the Company’s expectations and predictions is subject to a number of known and unknown risks, uncertainties, assumptions and other factors described in the Annual Information Form incorporated by reference in this Annual Report.

The forward-looking statements made in this Annual Report relate only to events or information as of the date of this Annual Report and are expressly qualified in their entirety by this cautionary statement. Except as required by law, we do not assume any obligation to update or revise any of these forward-looking statements to reflect events or circumstances after the date of this Annual Report, including the occurrence of unanticipated events. An investor should read this Annual Report with the understanding that our actual future results may be materially different from what we expect.

DISCLOSURE CONTROLS AND PROCEDURES

The required disclosure is included in Management’s Discussion and Analysis, which is incorporated herein by reference to Exhibit 99.2.

MANAGEMENT’S ANNUAL REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

This annual report does not include a report of management’s assessment regarding internal control over financial reporting due to a transition period established by rules of the Securities and Exchange Commission for newly public companies.

CHANGES IN INTERNAL CONTROLS OVER FINANCIAL REPORTING

During the period covered by this Annual Report, no changes occurred in the Company’s internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

NOTICES PURSUANT TO REGULATION BTR

There were no notices required by Rule 104 of Regulation BTR that the Company sent during the year ended July 31, 2021 concerning any equity security subject to a blackout period under Rule 101 of Regulation BTR.

AUDIT COMMITTEE AND AUDIT COMMITTEE FINANCIAL EXPERT

The Board has a separately designated standing audit committee (the “Audit Committee”) established for the purpose of overseeing the accounting and financial reporting processes of the Company and audits of the financial statements of the Company in accordance with Section 3(a)(58)(A) of the Securities Exchange Act of 1934 (“Exchange Act”). As of the date of this Annual Report, the Company’s Audit Committee is comprised of Vaughn C. Embro-Pantalony, Martin Schmieg and Dr. Rebecca Taub, and chaired by Mr. Embro-Pantalony. Our Board has determined that each of Mr. Schmieg and Mr. Embro-Pantalony is financially literate and meets the independence requirements for directors, including the heightened independence standards for members of the audit committee under Rule 10A-3 under the Exchange Act and National Instrument (“NI”) 52-110 from the Ontario Securities Commission. Our Board has determined that Mr. Embro-Pantalony is “financially sophisticated” within the meaning of the Nasdaq Rules, “financially literate” within the meaning of NI 52-110, and a “financial expert” as defined by Rule 10A-3 under the Exchange Act and as defined in paragraph (8)(b) of General Instruction B of Form 40-F.

CODE OF ETHICS

The Board has not adopted a formal written Code of Business Conduct and Ethics. However, the small size of the Board and number of officers and employees allows the Board to monitor on an ongoing basis the activities of management and to ensure that the highest standard of ethical conduct is maintained. The Board views good corporate governance as an integral component to its success and to meet its responsibilities to shareholders. As the Company grows in size and scope, the Board anticipates that it will formulate and implement a formal Code of Business Conduct and Ethics.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

The required disclosure is included in the Annual Information Form, under the heading “External Audit Service Fees,” which is incorporated herein by reference to Exhibit 99.3.

OFF-BALANCE SHEET ARRANGEMENTS

The required disclosure is included under the heading “Off Balance Sheet Arrangements” in Management’s Discussion and Analysis, which is incorporated herein by reference to Exhibit 99.2.

CONTRACTUAL OBLIGATIONS

The required disclosure is included under the heading “Commitments” in Management’s Discussion and Analysis, which is incorporated herein by reference to Exhibit 99.2.

NASDAQ CORPORATE GOVERNANCE

The rules of the Nasdaq Stock Market LLC (the “Nasdaq Rules”) include certain accommodations in the corporate governance requirements that allow foreign private issuers, such as us, to follow “home country” corporate governance practices in lieu of the otherwise applicable corporate governance standards of the Nasdaq. The application of such exceptions requires that we disclose any significant ways in which our corporate governance practices differ from the Nasdaq Rules that we do not follow. We intend to continue to follow Canadian corporate governance practices in lieu of the requirement under Rule 5620(c) of the Nasdaq Rules that a company’s articles of incorporation provide for a quorum for any meeting of the holders of the company’s common shares that is not less than 33 1/3% of the outstanding common shares of the company. Our notice of articles and articles provide that a quorum of shareholders is constituted by the holders of at least 5% of the shares entitled to vote at the meeting, present in person or represented by proxy, and at least two persons entitled to vote at the meeting, present in person or represented by proxy. In addition, we do not intend to follow Rule 5635 of the Nasdaq Rules that requires that shareholder approval be required for the Company to issue securities in connection with certain events, such as the acquisition of shares or assets of another company, the establishment of or amendments to equity-based compensation plans for employees, rights issues at or below market price, certain private placements, directed issues at or above market price and issuance of convertible notes. Neither Canadian securities laws nor British Columbia corporate law require shareholder approval for such transactions, except where such transactions constitute a “related party transaction” or “business combination” under Canadian securities laws or where such transaction is structured in a way that requires shareholder approval under the Business Corporations Act (British Columbia) , or where the TSX Venture Exchange requires the shareholder approval for the establishment of or amendments to equity-based compensation plans, in which case, we intend to follow our home country requirements.

UNDERTAKING

The Company undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to: the securities registered pursuant to Form 40-F; the securities in relation to which the obligation to file an annual report on Form 40-F arises; or transactions in said securities.

CONSENT TO SERVICE OF PROCESS

The Company has previously filed with the Commission a written consent to service of process on Form F-X. Any change to the name or address of the Company’s agent for service shall be communicated promptly to the Commission by amendment to the Form F-X referencing the file number of the Company.

EXHIBIT INDEX

The following documents are being filed with the Commission as exhibits to this Annual Report on Form 40-F.

Exhibit	Description
99.1*	BriaCell Therapeutics Corp. Consolidated Financial Statements for the years ended July 31, 2021 and 2020, filed with the SEC as Exhibit 99.1 under cover of Form 6-K on October 29, 2021
99.2*	BriaCell Therapeutics Corp. Management’s Discussion and Analysis for the year ended July 31, 2021, filed with the SEC as Exhibit 99.2 under cover of Form 6-K on October 29, 2021
99.3*	Annual Information Form for BriaCell Therapeutics Corp. for the year ended July 31, 2021, filed with the SEC as Exhibit 99.1 under cover of Form 6-K on October 29, 2021
99.4	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
99.5	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
99.6	Certification of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.7	Certification of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.8	Consent of MNP LLP

101	Interactive Data File (formatted an Inline XBRL)
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

* Previously filed with the SEC

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereto duly authorized.

BRIACELL THERAPEUTICS CORP.

Date: October 29, 2021		/s/ Dr. William Williams
	Name:	Dr. William V. Williams
	Title:	President and Chief Executive Officer