Form 40-F/A
period 2021-07-31
BriaCell Therapeutics Corp.
filed 2021-11-16
CIK 1610820

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 40-F

(Amendment No. 1)

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

Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

EXPLANATORY NOTE

BriaCell Therapeutics Corp. (the “Registrant”) is filing this Amendment No. 1 (the “Amendment”) to Form 40-F (the “Form 40-F/A”) for the year ended July 31, 2021 to furnish Exhibits 101 and 104 to the Form 40-F, which provide certain items from our Form 40-F formatted in eXtensible Business Reporting Language (“XBRL”). In accordance with the policy of the Securities and Exchange Commission (the “Commission”) stated in Release No. 33-9002, we are filing this Form 40-F/A within the 30-day period available to first-time XBRL filers following the filing of our Form 40-F, as filed with the Securities and Exchange Commission (the “SEC”) on October 29, 2021. Additionally, this Amendment also contains the certifications required by Rule 13a-14(a) or Rule 15d-14(a) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and Rule 13a-14(b) or Rule 15d-14(b) under the Exchange Act and the consent of MNP LLP, the Registrant’s auditor.

No other changes have been made to the Form 40-F other than the furnishing of the exhibits described above, and no changes have been made to the financial statements previously filed as Exhibit 99.1 to the Registrant’s Form 6-K filed with the SEC on October 29, 2021 and incorporated by reference into the Form 40-F. This Form 40-F/A does not reflect subsequent events occurring after the original date of the Form 40-F, or modify or update in any way disclosures made in the Form 40-F.

EXHIBIT INDEX

The following documents are being filed with the Commission as exhibits to this Annual Report on Form 40-F/A.

Exhibit	Description
99.1	BriaCell Therapeutics Corp. Consolidated Financial Statements for the years ended July 31, 2021 and 2020
99.2*	BriaCell Therapeutics Corp. Management’s Discussion and Analysis for the year ended July 31, 2021, filed with the SEC as Exhibit 99.2 under cover of Form 6-K on October 29, 2021
99.3*	Annual Information Form for BriaCell Therapeutics Corp. for the year ended July 31, 2021, filed with the SEC as Exhibit 99.1 under cover of Form 6-K on October 29, 2021
99.4	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
99.5	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
99.6	Certification of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.7	Certification of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.8	Consent of MNP LLP

101	Interactive Data File (formatted an Inline XBRL)

101.SCH	XBRL Taxonomy Extension Schema Document
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	XBRL Taxonomy Definition Linkbase Document
101.LAB	XBRL Taxonomy Extension Label Linkbase Document
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

*Previously filed.

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereto duly authorized.

BRIACELL THERAPEUTICS CORP.

Date: November 16, 2021		/s/ Dr. William Williams
	Name:	Dr. William V. Williams
	Title:	President and Chief Executive Officer